Sit Mutual Funds

Celebrating our first 25 years


WALL ST
BROAD ST

Domestic Markets in Review: November 2006

Despite some emerging signs of economic softness during the past month, U.S. stock market indices posted solid gains in November, driven by strong third quarter corporate earnings reports, merger and acquistion activity, declines in some inflation measures and falling interest rates. The S&P 500 Index recorded a +1.9 percent total return, its tenth positive month this year, and mid and small cap indexes fared even better. Fixed income markets also performed well as inflation fears subsided.

Year-End Distribution Amounts Now Available

On December 15th, several Sit mutual funds will distribute net realized capital gains and income. Information on the amounts of these distributions is available online.

